FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 March 2012

HSBC TO ACQUIRE LLOYDS BANKING GROUP ONSHORE ASSETS IN THE UAE

HSBC Bank Middle East Ltd ('HSBC'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to acquire the onshore retail and commercial banking business of Lloyds Banking Group ('Lloyds') in the United Arab Emirates ('UAE'). The value of the gross assets being acquired is US$769m as at 31 December 2011. The transaction, which is subject to regulatory approvals, is expected to complete in 2012.

HSBC's largest operations in the MENA region are based in the UAE where HSBC enjoys a market-leading trade and commercial banking presence, in addition to the largest international retail banking and wealth management business. The business being acquired from Lloyds has approximately 8,800 personal and commercial customers and a loan book of approximately US$573m as at 31 December 2011.

Commenting on the acquisition, Simon Cooper, Deputy Chairman and Chief Executive Officer of HSBC in MENA, said: "HSBC is the leading international bank in the UAE and the addition of Lloyds' strong presence in retail and commercial banking is highly complementary to our business. The acquisition underscores the strategic importance of the UAE, and of the MENA region as a whole, to HSBC."

Media enquiries to:

Tim Harrison	+ 971 4 4235632	tim.harrison@hsbc.com
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Notes to editors:

1.	HSBC in the MENA Region
HSBC is the largest and most widely represented international banking organisation in the Middle East and North Africa (MENA), with a presence in 14 countries across the region. HSBC has operations in the United Arab Emirates, Egypt, Qatar, Oman, Bahrain, Kuwait, Jordan, Lebanon, Pakistan, Algeria and the Palestinian Autonomous Area. In Saudi Arabia, HSBC is a 40% shareholder of Saudi British Bank (SABB), and a 49% shareholder of HSBC Saudi Arabia for investment banking in the Kingdom. In Iraq, HSBC holds a majority shareholding in Dar Es Salaam Investment Bank. HSBC also maintains a representative office in Libya.

This presence, the widest reach of any bank in the region, comprises some 273 offices and around 12,000 employees. In the full year 2011, HSBC in the MENA region made a profit before tax of US$1,492m.

2.	HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                Date:  29 March 2012